Exhibit 20.1

FOR IMMEDIATE RELEASE

PACKAGING CORPORATION OF AMERICA REPORTS IMPROVED SECOND QUARTER 2004 RESULTS DRIVEN BY STRONG DEMAND

Lake Forest, IL.  July 19, 2004 – Packaging Corporation of America (NYSE: PKG) today reported second quarter 2004 net income of $14 million, or $0.13 per share.  These results compare to second quarter 2003 net income of $11 million, or $0.10 per share, and a first quarter 2004 net loss of $7 million, or $0.06 per share.  Net sales for the second quarter were $467 million.  This compares to $436 million in the second quarter of 2003, and $431 million in the first quarter of 2004.

Net income for the first six months of 2004 was $7 million, or $0.06 per share, compared to $18 million, or $0.17 per share, for the first six months of 2003.  Net sales for the first six months of 2004 were $899 million compared to $860 million in the first six months of 2003.

Higher corrugated products and containerboard volume improved earnings by eight cents per share, and lower interest expense improved earnings by five cents per share compared to last year’s second quarter. These earnings improvement items were partially offset by lower pricing and higher transportation costs compared to last year’s second quarter, which reduced earnings by ten cents per share.

PCA’s corrugated products volume per workday was up 9.6% compared to last year’s second quarter, and up 5.6% compared to our record first quarter 2004 volume.  Year-to-date corrugated products volume is up 8.1% compared to last year.  PCA’s containerboard production in the second quarter was 578,000 tons, or about 20,000 tons above last year’s second quarter. PCA ended the quarter with its containerboard inventories down about 17,000 tons compared to the end of the second quarter last year.

Paul T. Stecko, Chairman and CEO of PCA, said, “We continued to see record levels for corrugated products demand for the second consecutive quarter, up a very strong 9.6% over last year’s volume.  In order to meet this demand, our mills ran extremely well, setting a new production record for the quarter, even with two annual mill maintenance outages.  PCA’s containerboard and corrugated products prices both improved, compared to the first quarter, as a result of recent price increases.  Our containerboard inventories remain low, but are improving as a result of record mill productivity.”

“Looking ahead to the third quarter”, Mr. Stecko added, “pricing should continue to improve as we see a full quarter’s benefit of second quarter price increases and begin the realization of our announced July 1 corrugated products price increase.  Both containerboard and corrugated products should also see some seasonal volume improvement.  Considering these items, we currently expect third quarter earnings to be about $0.23 - $0.24 per share.”

PCA is the sixth largest producer of containerboard and corrugated packaging products in the United States with sales of $1.7 billion in 2003. PCA operates four paper mills and 66 corrugated product plants in 26 states across the country.

CONTACT:

Barbara Sessions

Packaging Corporation of America

INVESTOR RELATIONS:  (877) 454-2509

PCA’s Website: www.packagingcorp.com

Conference Call Information:

WHAT:	Packaging Corporation of America Earnings Conference Call

WHEN:	Tuesday, July 20, 2004
10:00 a.m. Eastern Time

NUMBER:	(866) 814-8448 (U.S. and Canada) and (703) 639-1367 (International)
Dial in by 9:45 a.m. Eastern Time
Conference Call Leader: Mr. Paul Stecko

WEBCAST:	http://www.packagingcorp.com

REBROADCAST DATES:	July 20, 2004 12:00 p.m. Eastern Time through
August 3, 2004 11:59 a.m. Eastern Time

REBROADCAST NUMBER:	(888) 266-2081 (U.S. and Canada), or (703) 925-2533 (International)
Passcode: 508177

Some of the statements in this press release are forward-looking statements.  Forward-looking statements include statements about our future financial condition, our industry and our business strategy.  Statements that contain words such as “ will”, “should”, “anticipate”, “believe”, “expect”, “intend”, “estimate”, “hope” or similar expressions, are forward-looking statements.  These forward-looking statements are based on the current expectations of PCA.  Because forward-looking statements involve inherent risks and uncertainties, the plans, actions and actual results of PCA could differ materially.  Among the factors that could cause plans, actions and results to differ materially from PCA’s current expectations include the following: the impact of general economic conditions; containerboard and corrugated products general industry conditions, including competition, product demand and product pricing; fluctuation in wood fiber and recycled fiber costs; fluctuations in purchased energy costs; and legislative or regulatory requirements, particularly concerning environmental matters, as well as those identified under the exhibit “Risk Factors” in PCA’s 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission and available at the SEC’s website at “www.sec.gov”.

Packaging Corporation of America

Consolidated Earnings Results

Unaudited

	Three Months Ended June 30,
(in millions, except per share data)	2004	2003

Net sales	$467.4	$436.5
Cost of sales	(394.6)	(358.0)

Gross profit	72.8	78.5
Selling and administrative expenses	(32.4)	(31.3)
Other income (expense), net	0.2	(3.1)
Corporate overhead	(10.5)	(10.8)

Income before interest and taxes	30.1	33.3
Interest expense, net	(7.5)	(15.7)

Income before taxes	22.6	17.6
Provision for income taxes	(9.0)	(6.9)

Net income	$13.6	$10.7

Earnings per share:
Basic earnings per share	$0.13	$0.10
Diluted earnings per share	$0.13	$0.10

Basic common shares outstanding	106.2	104.4
Diluted common shares outstanding	107.5	106.2

Supplemental financial information:
Capital spending	$26.2	$28.6
Long term debt	$694.7	$738.2
Cash balance	$91.2	$131.5

	Six Months Ended June 30,
(in millions, except per share data)	2004	2003

Net sales	$898.6	$859.7
Cost of sales	(785.6)	(709.0)

Gross profit	113.0	150.7
Selling and administrative expenses	(64.7)	(63.1)
Other expense, net	(1.0)	(5.8)
Corporate overhead	(20.8)	(21.0)

Income before interest and taxes	26.5	60.8
Interest expense, net	(14.9)	(31.5)

Income before taxes	11.6	29.3
Provision for income taxes	(4.8)	(11.5)

Net income	$6.8	$17.8

Earnings per share:
Basic earnings per share	$0.06	$0.17
Diluted earnings per share	$0.06	$0.17

Basic common shares outstanding	106.0	104.5
Diluted common shares outstanding	107.3	106.3

Supplemental financial information:
Capital spending	$55.4	$51.4